DSM Press Release

DSM, Corporate Communications,
P.O. Bo[redacted] Heerlen, The Netherlands
Teleph[redacted]0680
Internet
E-mail

Heerlen (NL) / Beijing (PRC), 26 October 2005

Royal DSM N.V. and North China Pharmaceutical Group Corporation announce next steps in their strategic partnership

Major step forward for DSM in the context of Vision 2010 to establish nutritional products and anti-infectives joint ventures in China

Today, Royal DSM N.V., headquartered in Heerlen, The Netherlands, North China Pharmaceutical Group Corporation Ltd. (NCPC GroupCo) of Shijiazhuang, Hebei Province, People's Republic of China, NCPC ListCo, the listed affiliate of NCPC and the State-owned Assets Supervision and Administration Commission of the State Council (SASAC) of Hebei Province announced a further detailing agreement confirming the terms of further cooperation between NCPC and DSM via investments by DSM in NCPC GroupCo as well as in NCPC ListCo and the establishment of two joint ventures in the areas of nutritional products (especially Vitamin C and B12) and anti-infective products (especially beta lactam antibiotics).

This agreement is the follow-up to the announcements made at the end of 2004. As part of the overall strategic cooperation, DSM will make a strategic investment in NCPC by obtaining a minority share in NCPC GroupCo. Under the terms of the agreement, DSM also intends to acquire a minority stake in NCPC ListCo, an affiliate of NCPC, listed on the Shanghai stock exchange. In addition, DSM will obtain a 49% controlling interest in the two joint ventures for nutritional products and anti-infectives. These joint ventures will be based in Shijiazhuang, Hebei Province. Sales are expected to start at approximately USD 275 million / year.

The total cash investment of DSM in the deal is USD 164 million. In addition DSM will contribute to the joint ventures with technology and management capabilities. NCPC will bring into the joint ventures their existing factories producing Vitamin C & B12 and beta lactam antibiotics as well as their marketing and sales force, which is also geared towards the fast growing domestic markets in China. The combination of capabilities and competencies of DSM and NCPC will lead to the world's best possible combination of technologies and low cost manufacturing whilst securing high quality and benefiting from the global DSM sales network.

The agreement was signed by Mr. Chang Xing, Chairman of NCPC Group, and Mr. Feike Sijbesma, member of DSM's Managing Board, in the presence of Mr. Ji Yunshi and Mr. Fu Shuangjian, respectively Governor and Vice Governor of Hebei Province with the full support of Mr. Bai Keming, Party Secretary of Hebei Province.

The overall strategic cooperation is expected to bring significant benefits to both parties who now intend to work together towards obtaining the necessary approvals for the strategic partnership as soon as possible.

DSM Press Release

820-3120

DSM, Corporate Communications
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail: media.relations@dsm.com

DSM

31E

27 October 2005

Q3 2005 operating profit EUR 220 million; substantially higher than Q3 2004 (+44%)

- *Net profit EUR 151 million (up 25% from Q3 2004).*
- *Rymco, last remaining unit of DSM Bakery Ingredients, sold.*
- *Outlook: operating profit* for the whole of 2005 will exceed EUR 800 million and will thus be substantially above 2004 (EUR 567 million).*

- *DSM once again No. 1 in Chemical Industry sector of Dow Jones Sustainability World Index.*

third quarter			*in EUR million*	January – September		
2005	2004	+/-		2005	2004	+/-
			Ongoing activities:			
1,987	**1,867**	*6%*	**Net sales**	**5,919**	**5,536**	*7%*
340	272	25%	Operating profit* plus depreciation and amortization (EBITDA)	979	786	25%
218	**149**	***46%***	**Operating profit (EBIT)**	**616**	**425**	***45%***
37	17	*118%*	- Life Science Products	87	58	*50%*
70	58	*21%*	DSM Nutritional Products	201	158	*27%*
88	46	*91%*	- Performance Materials	232	132	*76%*
38	38	*0%*	- Industrial Chemicals	135	92	*47%*
-15	-10		- Other activities	-39	-15	
			DSM Bakery Ingredients:			
8	96		Net sales	183	287	
2	8		Operating profit plus depreciation and amortization (EBITDA)	16	23	
2	4		Operating profit (EBIT)	9	11	
			DSM total:			
1,995	1,963	*2%*	Net sales	6,102	5,823	*5%*
220	153	*44%*	Operating profit (EBIT)	625	436	*43%*
147	**119**	***24%***	**Net profit from ordinary activities excluding exceptional items**	**425**	**331**	***28%***
4	2		Net result from exceptional items	-10	-31	
151	**121**	***25%***	**Net profit**	**415**	**300**	***38%***
			Per ordinary share in EUR:**			
0.75	0.59	*29%*	- net earnings from ordinary activities excl. exceptional items	2.17	1.64	*32%*
0.77	0.61	*28%*	- net earnings	2.11	1.48	*43%*
190.6	191.6	*-1%*	Average number of ordinary shares (x million)	190.7	191.6	*-1%*

* *In this report, 'operating profit' is understood to be operating profit from ordinary activities excluding exceptional items.*
** *The data per share are based on the number of shares after the split.*

DSM

Q3 2005 operating profit EUR 220 million; substantially higher than Q3 2004 (+44%)

General

In Q3 2005 DSM posted a total *Operating profit* of EUR 220 million, which is up 44% from Q3 2004, due mainly to higher margins and lower fixed costs. *Net profit* amounted to EUR 151 million, up 25% from Q3 2004 (EUR 121 million).

On 5 September DSM effected a two-for-one stock split.

On 30 September DSM transferred its share in the Rymco joint venture to the joint venture partner, marking the completion of the sale of DSM Bakery Ingredients. On the same date, DSM announced its intention to sell the SBR business. The sale is expected to be concluded in the fourth quarter.

Peter Elverding, chairman of the DSM Managing Board, gave the following comment on the third-quarter results: "*The third quarter showed a good result. All businesses improved their performance, and they are excellently positioned for further growth. I expect this year's operating profit to be the highest in our history.*"

With regard to the strategy that DSM presented at the beginning of October ("Vision 2010: Building on Strengths") he said: *"In the past few weeks we have been able to make two relevant steps in implementing our new strategy. Both the acquisition of the Chinese coating resins company Syntech and the further agreement we have reached with NCPC about joint ventures in penicillin and vitamins are fully in line with our ambition to strengthen our position in the rapidly growing Chinese market."*

Net sales (ongoing activities)

third quarter		*EUR million*	**January-September**	
2005	2004		2005	2004
374	362	Life Science Products	1,066	1,098
480	472	DSM Nutritional Products	1,426	1,430
608	513	Performance Materials	1,805	1,492
399	391	Industrial Chemicals	1,243	1,141
126	129	Other activities	379	375
1,987	1,867	**Total**	5,919	5,536

At EUR 2.0 billion, sales from ongoing activities (i.e. excluding DSM Bakery Ingredients) were up 6% from the third quarter of last year. Selling prices were on average 4% higher than in Q3 2004. Sales volumes showed an organic decrease of 1% (attributable to DSM Elastomers and DSM Fibre Intermediates). The acquisition of DSM NeoResins had a positive effect of 3%. Changes in exchange rates against the euro had virtually no effect on sales in this quarter.

Operating profit (ongoing activities)
The Q3 2005 operating profit from ongoing activities (i.e. excluding DSM Bakery Ingredients) amounted to EUR 218 million, which is 46% higher than in the third quarter of 2004. Life Science Products, DSM Nutritional Products and Performance Materials performed better than in the corresponding period of last year because of higher margins and lower fixed costs. The operating profit for Industrial Chemicals remained unchanged. The considerable increase in raw material prices could generally be compensated for by higher selling prices.

Business review

Life Science Products cluster*

third quarter 2005	third quarter 2004	*in EUR million*	January-September 2005	January-September 2004
386	392	Net sales including intra-group supplies	1,105	1,176
70	54	Operating profit plus depreciation and amortization	184	170
37	17	Operating profit	87	58

* excluding DSM Bakery Ingredients

In the third quarter the operating profit more than doubled while sales remained virtually unchanged. DSM Anti-Infectives' operating profit clearly improved as a result of restructuring measures and stringent cost control but was still slightly negative. DSM Food Specialties' profit increased due to higher sales volumes. DSM Pharmaceutical Products and DSM Fine Chemicals saw their results improve due to a better product mix and better efficiencies.

The main contributors to the improvement of the result compared with the second quarter of 2005 were DSM Pharmaceutical Products and DSM Food Specialties.

DSM Nutritional Products

third quarter 2005	third quarter 2004	*in EUR million*	January-September 2005	January-September 2004
487	479	Net sales including intra-group supplies	1,443	1,440
101	88	Operating profit plus depreciation and amortization	294	250
70	58	Operating profit	201	158

Sales were slightly higher than in Q3 2004. This was the net effect of higher sales volumes and lower prices. Sales in *Human Nutrition & Health* were lower and sales in *Animal Nutrition & Health* were higher.

Operating profit was higher due to higher sales volumes in *Animal Nutrition & Health* and on average better margins in *Human Nutrition & Health*. In addition, fixed costs

Performance Materials cluster

third quarter 2005	third quarter 2004	in EUR million	January-September 2005	January-September 2004
616	514	Net sales including intra-group supplies	1,817	1,498
114	67	Operating profit plus depreciation and amortization	309	195
88	46	Operating profit	232	132

Sales and operating profit in Q3 2005 were considerably higher than in the corresponding period of 2004 due to higher selling prices and higher margins for all business groups, sales volume increases at DSM Dyneema and DSM Engineering Plastics in particular and the positive contribution from DSM NeoResins.

Industrial Chemicals cluster

third quarter 2005	third quarter 2004	in EUR million	January-September 2005	January-September 2004
454	439	Net sales including intra-group supplies	1,396	1,269
59	61	Operating profit plus depreciation and amortization	199	155
38	38	Operating profit	135	92

Q3 sales were up slightly from last year due to higher selling prices. Operating profit remained unchanged as margins were higher, despite considerably increased raw material prices, while sales volumes were lower. DSM Fibre Intermediates' operating profit was lower than in Q3 2004, as expected, due to the shutdown of the caprolactam plant in Nanjing (China) as part of a capacity expansion. DSM Melamine posted a lower result, and the situation in its market is still unsatisfactory.

The lower operating profit in the third quarter compared with the second quarter of 2005 was mainly attributable to DSM Fibre Intermediates.

Other activities

third quarter 2005	third quarter 2004	in EUR million	January-September 2005	January-September 2004
130	133	Net sales including intra-group supplies	389	386
-4	2	Operating profit plus depreciation and amortization	-7	17
-15	-10	Operating profit	-39	-15

Operating profit was lower than in Q3 2004 due to higher costs. This relates in particular to costs that were recognized in accordance with IFRS 2 to reflect the

(Stock Appreciation Rights), and higher project costs. This was partially compensated for by a higher result of DSM's captive insurance company.

Net profit
Net profit for the third quarter increased from EUR 121 million in 2004 to EUR 151 million in 2005. Net earnings per ordinary share (taking into account the share split), increased from EUR 0.61 in 2004 to EUR 0.77 in 2005.

Net finance costs in the third quarter of 2005 amounted to EUR 19 million, compared with EUR 16 million in 2004. This increase was the net effect of the acquisition of DSM NeoResins.

The *effective tax rate* was 27% (2004: 20%). The increase relative to 2004 was due to a decrease in the proportion of income elements taxed at a low rate.

The *Profit of associates* decreased from EUR 3 million in the third quarter of 2004 to EUR -2 million in the third quarter of 2005 due to the negative result posted by Methanor.

Net profit from ordinary activities excluding exceptional items increased by EUR 28 million to EUR 147 million due to the higher operating profit.

Exceptional items
The exceptional items (EUR 4 million net) relate to the finalization of the sale of DSM Bakery Ingredients, including the book profit on the sale of Rymco (EUR +11 million net), the book profit on the sale of land (EUR +6 million net), value adjustment of the SBR business (EUR -4 million net) and the impairment of DSM's share in the assets of Methanor (EUR -9 million net).

Cash flow, capital expenditure and financing
The cash flow from ordinary activities (net profit from ordinary activities plus depreciation) amounted to EUR 269 million in the third quarter of 2005, up 9% from Q3 2004. The increase was due mainly to the higher operating profit. Capital expenditure on intangible non-current assets and property, plant and equipment totalled EUR 120 million (Q3 2004: EUR 72 million) and capital expenditure on acquisitions amounted to EUR 11 million (2004: zero). The increase in net debt to EUR 837 million in 2005 compared with year-end 2004 was due to the acquisition of DSM NeoResins in February 2005, the payment of dividend, the increase in working capital, the repurchase of shares to service option rights granted to employees and the effect of a stronger dollar compared with year-end 2004.

Compared with the second quarter of 2005, net debt on balance decreased by EUR 407 million to EUR 837 million. This was the net effect of the cash flow from operating activities and the sale of DSM Bakery Ingredients.

Balance sheet
DSM Bakery Ingredients was deconsolidated in the balance sheet as at 30 September. The assets and liabilities of the SBR business, which are expected to be sold in the fourth quarter, are accounted for in the balance sheet as "assets and liabilities held for sale".

Workforce
In the first nine months the workforce on balance decreased by 1,826, from 24,204 at year-end 2004 to 22,378 at the end of September 2005. Compared with the end of Q2 2005 the workforce decreased by 308 as a result of the sale of Rymco on the one hand (-197) and restructuring projects and attrition, mainly at DSM Nutritional Products and in the Life Science Products cluster, on the other (-111).

Sustainability
In the Dow Jones Sustainability World Index published on 7 September, DSM tops the list for the Chemical Industry sector for the second year in a row. The company was able to retain its leading position because it has integrated sustainability into the decision-making and management processes of its core activities to a very high level.

Strategy
On 6 October DSM presented its new multi-year strategy *Vision 2010: Building on Strengths*. Building on the strong foundation laid with the successful implementation of Vision 2005, DSM will in the coming years strive for further growth of the quality and profitability of its activities. The focus will be on innovation, growth in emerging economies and operational excellence.
In the context of Vision 2010, DSM aims to achieve a CFROI (Cash Flow Return on Investment) which on average over the coming years will exceed the weighted average cost of capital (WACC) by more than 50 basis points. This means that value creation is key for all DSM businesses.

From 2006 onwards, DSM will present its activities in slightly different clusters. The new clustering is as follows: Nutrition, Pharma, Performance Materials and Industrial Chemicals. DSM has formulated and presented strategic plans and profitability targets for each cluster.
In the coming period, against the background of the new strategic direction, more detailed asset-optimization studies will be carried out, in particular in the new Pharma cluster.

On 18 October DSM acquired Syntech, a Chinese producer of coating resins with annual sales of approx. USD 30 million. 26 October saw the next step in the partnership between DSM and the Chinese company North China Pharmaceutical Group Corporation (NCPC). DSM and NCPC aim to collaborate in particular in the production and sale of penicillin and vitamins in China and, through DSM, in the rest of the world. Both steps are perfectly in line with Vision 2010, in which smaller acquisitions, strategic partnerships and growth in China are among the factors that will accelerate DSM's profitable growth.

On 6 October DSM also announced that next year it will propose to the Supervisory Board and the Annual General Meeting to increase the dividend for 2005 by about 15% to EUR 1 per ordinary share.

Outlook
DSM's third quarter of 2005 was characterized by continuing good demand and generally well-balanced markets. However, the volatility in the raw material markets remained high and increased in September due to the hurricanes in the Mexican Gulf; on the other hand, the currency markets presented a relatively stable picture in the third quarter.

The prospects for the economy in general and for DSM's end markets continue to be positive. Although the fourth quarter is expected to see the usual seasonal effects of the "holiday month" of December, the underlying market development continues to be good.

Among DSM's various end markets, the automotive market, especially in the USA, appears to be vulnerable. On the other hand, various end markets in Europe seem to be improving further, while the Far East continues to show a robust positive development.

For the fourth quarter DSM expects an operating profit that will once again be substantially higher than that for the corresponding period of 2004. DSM expects its operating profit for 2005 to exceed EUR 800 million. This means that DSM's operating profit for 2005 will be substantially higher than in the previous year (EUR 567 million).

Heerlen, 27 October 2005

The Managing Board of Directors

Important dates:

Annual Report 2005:	Thursday, 9 February 2006
Annual General Meeting:	Wednesday, 29 March 2006
Report for the first quarter:	Friday, 28 April 2006
Report for the second quarter:	Thursday, 27 July 2006
Report for the third quarter:	Thursday, 26 October 2006

For more information

DSM, Corporate Communications
tel.: +31 (45) 5782421
e-mail : media.relations@dsm.com

DSM, Investor Relations
tel.: +31 (45) 5782864
e-mail: investor.relations@dsm.com

Internet: www.dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee

Consolidated statement of income for the third quarter

third quarter of 2005 ordinary activities	third quarter of 2005 exceptional items	third quarter of 2005 total	*in EUR million*	third quarter of 2004 ordinary activities	third quarter of 2004 exceptional items	third quarter of 2004 total
1,995	-	1,995	net sales	1,963	-	1,963
342	24	366	operating profit plus depreciation and amortization (EBITDA)	280	5	285
220	11	231	operating profit (EBIT)	153	-	153
-19	-	-19	net finance costs	-16	-	-16
201	11	212	profit before taxation	137	5	142
-55	1	-54	tax	-24	-3	-27
-2	-8	-10	profit of associates	3	-	3
3	-	3	minority interests	3	-	3
147	4	151	net profit	119	2	121
147	4	151	net profit	119	2	121
-4	-	-4	dividend on cumulative preference shares	-5	-	-5
143	4	147	net profit available to holders of ordinary shares	114	2	116
269	17	286	cash flow	246	2	248
122	13	135	depreciation and amortization	127		127
		120	capital expenditure			72
		11	acquisitions			-
			per ordinary share in EUR*:			
0.75		0.77	- net earnings	0.59		0.61
1.39		1.48	- cash flow	1.26		1.27
		190.6	average number of ordinary shares (x million)			191.6
		191.2	number of ordinary shares, end of period (x million)			191.6
		22,378	workforce at end of period			24,718
		7,338	of which in the Netherlands			7,692

* After deduction of dividend on cumulative preference shares.

The financial information set out in this quarterly report has not been audited.

DSM

Consolidated statement of income for the period January - September

January - September 2005 ordinary activities	January - September 2005 exceptional items	January - September 2005 total	in EUR million	January - September 2004 ordinary activities	January - September 2004 exceptional items	January - September 2004 total
6,102	-	6,102	net sales	5,823	-	5,823
995	15	1,010	operating profit plus depreciation and amortization (EBITDA)	809	-45	764
625	-4	621	operating profit (EBIT)	436	-45	391
-49	-7	-56	net finance costs	-44	-	-44
576	-11	565	profit before taxation	392	-45	347
-156	9	-147	tax	-77	14	-63
-1	-8	-9	profit of associates	7	-	7
6	-	6	minority interests	9	-	9
425	-10	415	net profit	331	-31	300
425	-10	415	net profit	331	-31	300
-12	-	-12	dividend on cumulative preference shares	-17	-	-17
413	-10	403	net profit available to holders of ordinary shares	314	-31	283
795	9	804	cash flow	704	-31	673
370	19	389	depreciation and amortization	373	-	373
		287	capital expenditure			220
		545	acquisitions			-
			per ordinary share in EUR*:			
2.17		2.11	- net earnings	1.64		1.48
4.11		4.15	- cash flow	3.59		3.42
		190.7	average number of ordinary shares (x million)			191.6
		191.2	number of ordinary shares, end of period (x million)			191.6
		22,378	workforce at end of period			**24,204
		7,338	of which in the Netherlands			**7,553

* After deduction of dividend on cumulative preference shares.
** At year-end 2004

The financial information set out in this quarterly report has not been audited.

DSM

Consolidated balance sheet

in EUR million	30 September 2005		*31 December 2004	
non-current assets				
intangible assets	995		452	
property, plant and equipment	3,788		3,812	
financial derivatives	61		213	
other financial assets	119		133	
other non-current assets	796		718	
total		5,759		5,382
current assets				
inventories	1,563		1,348	
receivables	1,768		1,643	
financial derivatives	6		38	
current investments	114		4	
cash and cash equivalents	906		1,263	
total		4,357		4,296
assets held for sale		38		-
total assets		10,154		9,624

in EUR million	30 September 2005		*31 December 2004	
group equity and liabilities				
shareholders' equity	5,331		5,039	
minority interests	66		22	
total		5,397		5,061
provisions	1,125		1,020	
long-term borrowings	1,263		1,274	
long-term financial derivatives	37		32	
other non-current liabilities	58		64	
total		2,483		2,390
short-term borrowings	606		527	
short-term financial derivatives	18		26	
current liabilities	1,636		1,620	
total		2,260		2,173
liabilities held for sale		14		-
total liabilities		10,154		9,624
capital employed		6,478		5,635
group equity / total assets		0.53		0.53
net debt		837		341
net debt / group equity plus net debt		0.13		0.06

* The balance sheet as at year-end 2004 is the balance sheet adjusted for IFRS including financial instruments (IAS 32 and IAS 39). Compared with the annex to the annual report, part of the hedging instruments have been reclassified from current to non-current assets.

The financial information set out in this quarterly report has not been audited

DSM

Statement of cash flows

in EUR million	January - September 2005		2004	
Cash and cash equivalents at beginning of period		1,267		1,215
Operational activities:				
- net profit plus depreciation and amortization	804		673	
- change in working capital	-359		-20	
- other changes	-32		-52	
	---------		---------	
Cash flow from operational activities		413		601
Investing activities:				
- capital expenditure	-285		-228	
- acquisitions	-539		-	
- divestments	236		24	
- other changes	-7		4	
	---------		---------	
Net cash used in investing activities		-595		-200
Dividend		-183		-190
Net cash used in financing activities		106		-249
Effects of changes in consolidation and exchange differences		12		3
		---------		---------
Cash and cash equivalents at end of period		1,020		1,180

Statement of changes in Shareholders' equity

in EUR million	January – September 2005	2004
Shareholders' equity at beginning of period	5,039	5,094
Changes:		
- net profit	417	300
- dividend	-179	-185
- exchange differences	112	19
- repurchased shares	-148	-
- repurchased shares used in servicing option rights	93	-
- other	-1	8
	---------	---------
Shareholders' equity at end of period	5,333	5,236

The financial information set out in this quarterly report has not been audited.